SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Allot Communications Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 16

CUSIP # M0854Q105	Page 2 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Venture Partners IV, L.P. (“JVP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,018,403 shares, except that Jerusalem Partners IV, L.P. (“JP IV”), the general partner of JVP IV, may be deemed to have sole power to vote these shares; JVP Corp. IV (“JVPC IV”), the general partner of JP IV, may be deemed to have sole power to vote these shares; and Erel Margalit (“Margalit”), as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,018,403 shares, except that JP IV, the general partner of JVP IV, may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,403
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 3 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Venture Partners IV-A, L.P. (“JVP IV-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
8,598 shares, except that JP IV, the general partner of JVP IV-A, may be deemed to have sole power to vote these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
8,598 shares, except that JP IV, the general partner of JVP IV-A, may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,598
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 4 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. (“JVPEF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
9,125 shares, except that JP IV, the general partner of JVPEF IV, may be deemed to have sole power to vote these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
9,125 shares, except that JP IV, the general partner of JVPEF IV, may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 5 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Venture Partners IV (Israel), L.P. (“JVP IV (Israel)”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,505 shares, except that Jerusalem Partners IV - Venture Capital, L.P. (“JP IV VC”), the general partner of JVP IV (Israel), may be deemed to have sole power to vote these shares; JVPC IV, the general partner of JP  IV VC, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
24,505 shares, except that JP IV VC, the general partner of JVP IV (Israel), may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV VC, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares..

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 6 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Partners IV, L.P. (“JP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,036,126 shares, of which 1,018,403 are directly owned by JVP IV,  8,598 are directly owned by JVP IV-A and 9,125 are directly owned by JVPEF.  JP IV, the general partner of JVP IV, JVPEF and JVP IV-A, may be deemed to have sole power to vote these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,036,126 shares, of which 1,018,403 are directly owned by JVP IV,  8,598 are directly owned by JVP IV-A and 9,125 are directly owned by JVPEF.  JP IV, the general partner of JVP IV, JVPEF and JVP IV-A, may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,036,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 7 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jerusalem Partners IV - Venture Capital, L.P. (“JP IV VC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
24,505 shares which are directly owned by JVP IV (Israel).  JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to vote these shares; JVPC IV, the general partner of JP IV VC, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
24,505 shares which are directly owned by JVP IV (Israel).  JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to dispose of these shares; JVPC IV, the general partner of JP IV VC, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,505
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP # M0854Q105	Page 8 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JVP Corp. IV (“JVPC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,060,631 shares, of which 1,018,403 are directly owned by JVP IV, 8,598 are directly owned by JVP IV-A, 9,125 are directly owned by JVPEF and 24,505 are directly owned by JVP IV (Israel).  JVPC IV is the general partner of JP IV, the general partner of JVP IV, JVP IV-A and JVPEF, and the general partner of JP IV VC, the general partner of JVP IV (Israel), and may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,060,631 shares, of which 1,018,403 are directly owned by JVP IV, 8,598 are directly owned by JVP IV-A, 9,125 are directly owned by JVPEF and 24,505 are directly owned by JVP IV (Israel).    JVPC IV is the general partner of JP IV, the general partner of JVP IV, JVP IV-A and JVPEF, and the general partner of JP IV VC, the general partner of JVP IV (Israel), and may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC IV, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* CO

CUSIP # M0854Q105	Page 9 of 19

1	NAME OF REPORTING PERSONS SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Erel Margalit (“Margalit”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,060,631 shares, of which 1,018,403 are directly owned by JVP IV, 8,598 are directly owned by JVP IV-A, 9,125 are directly owned by JVPEF and 24,505 are directly owned by JVP IV (Israel).  Margalit is an officer of JVPC IV, which is the general partner of (i) JP IV, which is the general partner of JVP IV, JVP IV-A, and JVPEF, and (ii) JP IV VC, which is the general partner of JVP IV (Israel), and may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,060,631 shares, of which 1,018,403 are directly owned by JVP IV, 8,598 are directly owned by JVP IV-A, 9,125 are directly owned by JVPEF and 24,505 are directly owned by JVP IV (Israel).  Margalit is an officer of JVPC IV, which is the general partner of (i) JP IV, which is the general partner of JVP IV, JVP IV-A, and JVPEF, and (ii) JP IV VC, which is the general partner of JVP IV (Israel), and may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP # M0854Q105	Page 10 of 19

ITEM 1(A).

NAME OF ISSUER

Allot Communications Ltd.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

22 Hanagar Street
Neve Ne’eman Industiral Zone B
Hod-Hasharon L3 45800

Israel

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule is filed by Jerusalem Venture Partners IV, L.P., a Delaware limited partnership (“JVP IV”), Jerusalem Venture Partners IV-A, L.P., a Delaware limited partnership (“JVP IV-A”), Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., a Delaware limited partnership (“JVPEF”), Jersualem Venture Partners IV (Israel), L.P., an Israeli limited partnership (“JVP IV (Israel)”), Jerusalem Partners IV, L.P., a Delaware limited partnership (“JP IV”), Jerusalem Partners IV - Venture Capital, L.P., an Israeli limited partnership (“JP IV VC”), JVP Corp. IV, a Cayman Islands corporation (“JVPC IV”) and Erel Margalit (“Margalit”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

JP IV, the general partner of JVP IV, JVP IV-A and JVPEF, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV, JVP IV-A and JVPEF.  JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV (Israel).  JVPC IV, the general partner of JP IV and JP IV VC, may be deemed to have sole power to vote and sole power to dispose of  shares of the issuer directly owned by JVP IV, JVP IV-A, JVPEF and JVP IV (Israel).  Margalit, as an officer of JVPC IV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV, JVP IV-A, JVPEF and JVP IV (Israel).

ITEM 2(B).

ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Jerusalem Venture Partners

7 West 22nd St.

7th Floor
New York, NY 10010

ITEM 2(C)

CITIZENSHIP

JVP IV, JVP IV-A, JP IV and JVPEF are Delaware limited partnerships.  JVP IV (Israel) and JP IV VC are Israeli limited partnerships.  JVPC IV is a Cayman Islands corporation.  Margalit is an Israeli citizen.

CUSIP # M0854Q105	Page 11 of 19

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, par value NIS 0.10 per share
M0854Q105

ITEM 3.

Not Applicable

ITEM 4.

OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2006:

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of JVP IV, JVP IV-A, JVPEF, JVP IV (Israel), JP IV and JP IV VC, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

CUSIP # M0854Q105	Page 12 of 19

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.

CERTIFICATION.

Not applicable

CUSIP # M0854Q105	Page 13 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV-A, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

CUSIP # M0854Q105	Page 14 of 19

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND IV, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV (Israel), L.P., an Israel Limited Partnership

By:

Jerusalem Partners IV-Venture Capital, L.P.

its General Partner

By:  JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

CUSIP # M0854Q105	Page 15 of 19

Date:  January 31, 2007

JERUSALEM PARTNERS IV, L.P., a Delaware Limited Partnership

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM PARTNERS IV - VENTURE CAPITAL, L.P., an Israeli Limited Partnership

By:  JVP Corp. IV

Its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JVP CORP. IV, a Cayman Island Corporation

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

EREL MARGALIT

By:

/s/ Erel Margalit

Erel Margalit

CUSIP # M0854Q105	Page 16 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	17

CUSIP # M0854Q105	Page 17 of 19

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Allot Communications Ltd. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV-A, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

CUSIP # M0854Q105	Page 18 of 19

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS ENTREPRENEURS FUND IV, L.P., a Delaware Limited Partnership

By:

Jerusalem Partners IV, L.P.

its General Partner

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM VENTURE PARTNERS IV (Israel), L.P., an Israel Limited Partnership

By:

Jerusalem Partners IV-Venture Capital, L.P.

its General Partner

By:  JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

CUSIP # M0854Q105	Page 19 of 19

Date:  January 31, 2007

JERUSALEM PARTNERS IV, L.P., a Delaware Limited Partnership

By:

JVP Corp. IV

its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JERUSALEM PARTNERS IV - VENTURE CAPITAL, L.P., an Israeli Limited Partnership

By:  JVP Corp. IV

Its General Partner

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

JVP CORP. IV, a Cayman Island Corporation

By:

/s/ Erel Margalit

Erel Margalit, Officer

Date:  January 31, 2007

EREL MARGALIT

By:

/s/ Erel Margalit

Erel Margalit